UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
8/5/02

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SOUTH CHINA MORNING POST
Thursday, 1 August, 2002 (Classified P. 2)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW 電訊盈科

Pacific Century CyberWorks Limited

電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

CHANGE OF ENGLISH NAME OF THE COMPANY

RESULT OF THE EXTRAORDINARY GENERAL MEETING

The Directors of Pacific Century CyberWorks Limited announce that the special resolution to approve the change of English name of the Company was duly passed at the Extraordinary General Meeting held on July 31, 2002.

The Directors of Pacific Century CyberWorks Limited (the "Company") are pleased to announce that the special resolution to approve the change of English name of the Company from "Pacific Century CyberWorks Limited" to "**PCCW Limited**" was duly passed at the Extraordinary General Meeting held on July 31, 2002. The Chinese name of the Company will remain unchanged as "電訊盈科有限公司".

The change of English name of the Company shall become effective after the issue of a certificate of incorporation on change of name by the Registrar of Companies in Hong Kong. A further announcement will be made in respect of the effective date of the change of English name of the Company.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 31, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : August 1, 2002

By Fiona Nott

Fiona Nott
Company Secretary